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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Summit America Television, Inc.
(formerly Shop at Home, Inc.)

(Name of Issuer)

Common Stock, $.0025 par value

(Title of Class of Securities)

825066 30 1

(Cusip Number)

Arthur J. Schwartz, Esq.
1230 Peachtree Street, N.E.
Suite 3100, Promenade II
Atlanta, GA 30309-3592
(404) 815-3632

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825066 30 1

1.	Name of Reporting Person: Legacy Media Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 825066 30 1

1.	Name of Reporting Person: Legacy Asset Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 142,363

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 142,363

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 142,363

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 8025066 30 1

1.	Name of Reporting Person: Legacy Securities Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,325

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,325

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 825066 30 1

1.	Name of Reporting Person: Michael D. Easterly		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 201,788

		8.	Shared Voting Power: 7,155

		9.	Sole Dispositive Power: 201,788

		10.	Shared Dispositive Power: 7,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,943

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.
This filing relates to shares of the common stock (the “Common Stock”) of Summit America Television, Inc., a Tennessee corporation (formerly Shop at Home, Inc.) (the “Issuer”), whose principal executive offices are located at 450 Fifth Avenue South, Suite 205, Naples, Florida 34103.
As reported herein, as of February 14, 2003, the Reporting Persons no longer own in excess of 5% of the common stock of the Issuer, and this Amendment therefore constitutes the final Amendment to this Schedule 13D.

Item 2.	Identity and Background.
This Schedule 13D is filed jointly by (i) Legacy Media Partners, LLC, a Georgia limited liability company (“LMP”); (ii) Legacy Asset Management, Inc., a Georgia corporation registered as an investment advisor under the laws of the State of Georgia, and a member and the sole manager of LMP (“LAM”); (iii) Legacy Securities Corporation, a Georgia corporation which is a registered broker-dealer and an affiliate of LMP and LAM (“LSC”); (iv) Michael D. Easterly, an individual resident of Georgia and United States citizen and a director and the controlling shareholder of LSC and the parent of LSC and LAM, Legacy Investment Group, Inc., a Georgia corporation (“LIG”) (LMP, LAM, LSC and Michael Easterly are collectively referred to herein as the “Reporting Persons”).
None of the Reporting Persons has been convicted in a criminal proceeding during the last five years nor have any of the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons is 3490 Piedmont Road, Suite 1210, Atlanta, Georgia 30305.
For information required by instruction C to Schedule 13D with respect to each of the executive officers and directors of LIG, LSC and LMP (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
The shares of Common Stock beneficially owned by each of the Reporting Persons and Covered Persons (as described under Item 5) were acquired with the working capital or personal funds of such person.

Item 4.	Purpose of Transaction.
The Reporting Persons no longer have any plans or proposals relating to acquisition of shares of Common Stock or effecting any change in the management or operations of the Issuer.

Item 5.	Interest in Securities of the Issuer.
Beneficial Ownership of Common Stock
Effective February 14, 2003, in connection with the winding up of LMP, LMP distributed 1,812,788 shares of Common Stock to its members, who, to the knowledge of the Reporting Persons, have no agreement or understanding with respect to their ownership of the Common Stock, and transferred 142,351 shares of Common Stock to LAM, the manager of LMP, in payment of LAM's management fees. As of February 14, 2003, LMP beneficially owns 12 shares of Common Stock (the “LMP Shares”), which it has retained to pay certain expenses, and LAM, as the manager of LMP, beneficially owns the LMP Shares along with the 142,351 shares transferred to it from LMP, or an aggregate of 0.3% of the outstanding Common Stock (the “LAM Shares”).
Each of the proxies granted to LMP by the Proxy Grantors (as defined in Amendment No. 3 to this Schedule 13D) to vote shares of Common Stock has expired according to its terms.
Legacy Securities Corporation, an affiliate of LAM and LMP, directly owns 13,325 shares of Common Stock (the “LSC Shares”), or less than 0.1% of the outstanding Common Stock (previous Schedule 13D filings by the Reporting Persons inadvertently reflected these shares as being owned by LIG, the parent of LSC).
Michael Easterly directly owns 46,100 shares of Common Stock and, as the controlling shareholder of LIG, may be deemed to be the beneficial owner of the LSC Shares, the LAM Shares, and the LMP Shares. Accordingly, Mr. Easterly has sole voting and investment power with respect to 201,788 shares of Common Stock, or 0.5% of the outstanding Common Stock. In addition, Mr. Easterly may be deemed to share voting and investment control with respect to 7,155 shares of Common Stock held by Mr. Easterly's wife.
The percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 41,958,247 shares of Common Stock outstanding as of October 11, 2002, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for its fiscal quarter ended September 20, 2002.

Recent Transactions in Common Stock Effected by Reporting Persons
The following table sets forth certain information regarding all transactions by the Reporting Persons in the Common Stock during the sixty-day period preceding the filing of this Amendment, other than the distribution effected by LMP as of February 14, 2003, as described in the first paragraph of this Item 5. All transactions were sales of Common Stock in the open market.

		Number of	Price Per
Reporting Person	Date	Shares Sold	Share ($)

Legacy Media Partners, LLC	2/11/03	2,000	2.5000
	2/11/03	1,000	2.5000
	2/11/03	1,000	2.5000
	2/11/03	300	2.5000
	2/10/03	2,400	2.5000
	2/10/03	500	2.5000
	2/10/03	400	2.5000
	2/10/03	300	2.5000
Legacy Securities Corporation	1/31/03	1,000	2.7200
	1/31/03	300	2.7200
	1/31/03	300	2.7300
	1/31/03	200	2.7200
	1/31/03	200	2.7300
	1/30/03	2,000	2.7200
	1/30/03	1,300	2.7200
	1/30/03	1,000	2.7200
	1/29/03	600	2.7200
	1/29/03	100	2.7200
	1/29/03	75	2.7200
	1/24/03	3,000	2.7200
	1/24/03	1,200	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
	1/24/03	100	2.7200
Michael D. Easterly	1/23/03	300	2.7200
	1/22/03	5,000	2.7200
	1/22/03	1,700	2.7200
	1/22/03	700	2.7200
	1/22/03	700	2.7200
	*1/22/03	2,000	2.7000
	*1/22/03	700	2.7000
	*1/22/03	400	2.7000
	*1/22/03	300	2.7000
	*1/22/03	100	2.7000
	*1/22/03	900	2.7000
	*1/22/03	900	2.7000

		Number of	Price Per
Reporting Person	Date	Shares Sold	Share ($)

	*1/22/03	855	2.7000
	*1/22/03	300	2.7000
	*1/22/03	300	2.7000
	*1/22/03	200	2.7000
	*1/22/03	200	2.7000

*   Represents transactions by Mr. Easterly's wife.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons or any of the Covered Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003	LEGACY MEDIA PARTNERS, LLC

	By:	Legacy Asset Management, Inc., Manager

	By:	/s/ Michael D. Easterly

Michael D. Easterly Chief Executive Officer

Date: February 18, 2003	LEGACY ASSET MANAGEMENT, INC.

	By:	/s/ Michael D. Easterly

Michael D. Easterly Chief Executive Officer

Date: February 18, 2003	LEGACY SECURITIES CORPORATION

	By:	/s/ Michael D. Easterly

Michael D. Easterly, Chief Executive Officer

Date: February 18, 2003		/s/ Michael D. Easterly

Michael D. Easterly

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

      Information Regarding Covered Persons. Set forth below is the business address and present principal occupation or employment of each of the executive officers and directors of each of LIG, LSC and LAM, and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal employer of each such individual is Legacy Securities Corp., a registered broker/dealer, and the business address of each such individual is 3384 Peachtree Road, Suite 300, Atlanta, Georgia 30326.

      Directors and Executive Officers of LSC and LIG:

•	Michael D. Easterly, Director, Chairman and Chief Executive Officer

•	Christopher F. Battel, Director and Executive Vice President

      Directors and Executive Officers of LAM:

•	Michael D. Easterly, Director and Chief Executive Officer.

•	Christopher F. Battel, Director

      Each of the Covered Persons is a citizen of the United States. During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement